Fueled's Community Investment Round now live on WeFunder!

Sean Larkin (fueled.io)

Fueled's Community Investment Round now live on WeFunder!

Huge day for Fueled and our partners!

Our community investment round is now live at: https://wefunder.com/fueled

Building upon our commitment to democratizing eCommerce data and analytics, we have opened up this investment opportunity to our clients, partners, supporters, friends — and the general public.

As a crowd equity raise, everyday folks can now get involved in what we're building!

Please check out our WeFunder profile page to learn more about our vision and the details of this raise: https://wefunder.com/fueled.

Thank you for all of your support to date! Please consider investing and spreading the word!

Cheers,
Sean

Sean Larkin
CEO & Founder
Fueled.io | 760.223.0589(c) | Calendar

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
